Exhibit 99.1

Canaan Inc. Reports Unaudited Second Quarter 2026 Financial Results

Reached a record 1,915 BTC and 3,952 ETH cryptocurrency treasury1

Mined 243 bitcoins in the Second Quarter 2026

Repurchased approximately 16.4 million ADSs for an Aggregate of US$7.4 million as of September 8, 2026

Singapore, September 8, 2026 /PRNewswire/ -- Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), an innovator in compute and energy infrastructure, today announced its unaudited financial results for the three months ended June 30, 2026.

Second Quarter 2026 Operating and Financial Highlights

Metrics	Second Quarter 2026	Key takeaways
BTC produced	243 BTC	Continued mining output
Crypto treasury	1,915.50 BTC / 3,951.70 ETH	Record-high treasury
Installed mining computing power (Non-JV)	10.05 EH/s	Up 23.3% YoY
All-in power cost	~US$0.043 /kWh	Competitive mining cost base
ABC Projects	49% interest / 4.85 EH/s installed hashrate by the end of July 2026	Steady fleet upgrade
Share repurchased under current share repurchase program	16.4 million ADSs / US$7.4 million	Disciplined capital allocation

Nangeng Zhang, chairman, and chief executive officer of Canaan, commented, “Q2 2026 presented a difficult period for bitcoin mining, as renewed bitcoin price pressure, weaker mining economics, and seasonal power constraints weighed on equipment demand and profitability. Our team responded by staying close to customers, matching production to demand, and protecting liquidity. We generated US$31.9 million in total revenue with 2.5 EH/s of computing power sold during the second quarter. Our mining operations produced 243 bitcoins and continued to generate positive cash contribution before depreciation, supported by competitive power economics, while our digital asset treasury reached a record 1,915 BTC and 3,952 ETH at quarter-end. Beyond revenue generation, we kept our inventory lean, tightened spending and cash-flow management, and further streamlined our organization.

“Despite the quarter’s market headwinds, we focused on building the capabilities that we believe are necessary for Canaan’s next phase. Together with our partner, we advanced the fleet upgrade at Project ABC, where installed hashrate reached 4.85 EH/s by the end of July. We will continue to explore cost-advantaged sites that can support efficient deployment and cash generation, while advancing collaboration around compute-to-heat reuse applications. On the product side, we kept optimizing the A16 series, focusing on cost-effective air-cooled models and high-temperature water-cooled models, and developed new Avalon Home products for household heating applications, with mass-production preparations underway for the winter heating season. In parallel, we continued advancing our efforts on long-term power resources in North America with further progress. We will provide updates when we reach an appropriate stage for disclosure. As we expand beyond mining equipment and operations into compute-plus-energy infrastructure, these initiatives are designed to improve fleet efficiency, broaden our operating flexibility, and strengthen our foundation for long-term value creation as the industry evolves.”

Note 1: Defined as the total number of bitcoins and other cryptocurrencies owned by the Company on its Balance Sheet, including any bitcoins receivable, excluding bitcoins that the Company has received as customer deposits.

Jin “James” Cheng, chief financial officer of Canaan, stated, “We navigated a demanding Q2 market and generated US$31.9 million in total revenue. Product revenue was US$13.6 million, reflecting softer demand for mining rigs and a lower average selling price for computing power, while mining revenue recorded US$17.7 million amidst bitcoin price pressure and seasonal curtailments. We kept mining-machine production costs relatively stable and held our all-in power cost at a competitive level of around US$0.04/kWh across our mining operations. Nevertheless, our reported results were also affected by several non-cash items, including a US$25.3 million inventory write-down, prepayment write-down, and provision for reserve for inventory purchase commitments, a US$9.2 million impairment of property and equipment, and a US$18.2 million loss of fair value change in cryptocurrency, all of which resulted from a decrease in cryptocurrency prices during the second quarter. These accounting charges weighed on our bottom line but did not alter our focus on cost control, liquidity, and operational efficiency.

“As we enter the second half of 2026, we intend to maintain disciplined inventory levels, preserve financial flexibility, and direct resources toward securing power capacity for our compute-energy infrastructure strategy. We are also applying a more active capital-allocation framework to monetize a portion of our digital asset treasury to fund stock repurchases under the existing program. The Company has deployed an aggregate US$7.4 million to repurchase 16.4 million ADSs under the current share repurchase plan as of today, alongside management’s continued share purchases using their personal funds. We believe the Company’s current equity valuation understates the combination of our digital asset treasury, cash liquidity, and our mining operations, which continue to generate bitcoin rewards. Repurchasing shares represents an attractive use of capital alongside the exploration of lower-cost power and infrastructure. We will continue balancing near-term resilience with opportunities that can strengthen per-share value and support Canaan’s long-term development.”

Second Quarter 2026 Financial Results

Total revenues in the second quarter of 2026 were US$31.9 million, compared to US$62.7 million in the first quarter of 2026 and US$100.2 million in the same period of 2025. Total revenues consisted of US$13.6 million in products revenue, US$17.7 million in mining revenue, and US$0.6 million in other revenues.

Products revenue in the second quarter of 2026 was US$13.6 million, compared to US$42.9 million in the first quarter of 2026 and US$71.9 million in the same period of 2025. The sequential and year-over-year decreases were mainly due to the decreased computing power sold and average selling price, resulting from a tightening of overall market demand led by the decline in the bitcoin price.

Mining revenue in the second quarter of 2026 was US$17.7 million, compared to US$19.1 million in the first quarter of 2026 and US$28.1 million in the same period of 2025. The sequential and year-over-year decreases were mainly due to the decrease in the average bitcoin price.

Cost of revenues in the second quarter of 2026 was US$61.2 million, compared to US$85.6 million in the first quarter of 2026 and US$90.9 million in the same period of 2025.

Products costs in the second quarter of 2026 were US$40.3 million, compared to US$62.4 million in the first quarter of 2026 and US$58.8 million in the same period of 2025. The sequential and year-over-year decreases were consistent with the decrease in computing power sold. The inventory write-down, prepayment write-down, and provision for reserve for inventory purchase commitments accrued for this quarter were US$25.3 million, compared to the inventory write-down, prepayment write-down, and provision for reserve for inventory purchase commitments amounting to US$24.5 million for the first quarter of 2026 and the inventory write-down of US$1.0 million for the same period of 2025. Products costs consist of direct production costs of mining machines, and indirect costs related to production, as well as inventory write-down, prepayment write-down, and provision for reserve for inventory purchase commitments.

Mining costs in the second quarter of 2026 were US$20.4 million, compared to US$22.7 million in the first quarter of 2026 and US$32.0 million in the same period of 2025. Mining costs herein consist of direct production costs of mining operations, including electricity and hosting, as well as depreciation of deployed mining machines. The sequential and year-over-year decreases were mainly due to the decreased energized computing power. The depreciation in this quarter for deployed mining machines was US$6.3 million, compared to US$5.8 million in the first quarter of 2026 and US$10.5 million in the same period of 2025.

Gross loss in the second quarter of 2026 was US$29.3 million, compared to a gross loss of US$22.9 million in the first quarter of 2026 and a gross profit of US$9.3 thousand in the same period of 2025.

Total operating expenses in the second quarter of 2026 were US$40.1 million, compared to US$31.4 million in the first quarter of 2026 and US$36.4 million in the same period of 2025.

Research and development expenses in the second quarter of 2026 were US$14.9 million, compared to US$15.4 million in the first quarter of 2026 and US$16.4 million in the same period of 2025. The sequential decrease was mainly due to a decrease of US$0.3 million in staff costs. The year-over-year decrease was mainly due to a decrease of US$4.1 million in staff costs, a decrease of US$0.7 million in share-based compensation expenses, partially offset by an increase of US$3.7 million in research and development expenditure. Research and development expenses in the second quarter of 2026 also included share-based compensation expenses of US$0.6 million.

Sales and marketing expenses in the second quarter of 2026 were US$1.9 million, compared to US$1.2 million in the first quarter of 2026 and US$4.5 million in the same period of 2025. The sequential increase was mainly due to an increase of US$0.6 million in staff costs. The year-over-year decrease was mainly attributable to a decrease of US$2.3 million in staff costs. Sales and marketing expenses in the second quarter of 2026 also included share-based compensation expenses of US$29 thousand.

General and administrative expenses in the second quarter of 2026 were US$15.1 million, compared to US$15.0 million in the first quarter of 2026 and US$16.4 million in the same period of 2025. General and administrative expenses remained stable sequentially. The year-over-year decrease was mainly due to a decrease of US$1.8 million in professional service fees, a decrease of US$0.9 million in share-based compensation expenses, and a decrease of US$0.6 million in staff costs, partially offset by an increase of US$2.6 million in credit loss expense. General and administrative expenses in the second quarter of 2026 also included share-based compensation expenses of US$3.8 million.

Impairment on property, equipment and software in the second quarter of 2026 was US$9.2 million, compared to nil in the first quarter of 2026 and nil in the same period of 2025.

Loss from operations in the second quarter of 2026 was US$69.5 million, compared to US$54.3 million in the first quarter of 2026 and US$27.1 million in the same period of 2025.

Change in fair value of cryptocurrency and Change in fair value of financial derivatives in the second quarter of 2026 were a loss of US$9.3 million and a loss of US$8.9 million, respectively, compared to a loss of US$24.9 million and a loss of US$16.0 million in the first quarter of 2026, and a gain of US$10.6 million and a gain of US$23.4 million in the second quarter of 2025, respectively. The losses were mainly due to the decreased bitcoin price on June 30, 2026, compared to the bitcoin price on March 31, 2026.

Foreign exchange gains (losses), net in the second quarter of 2026 were a loss of US$3.0 million, compared to a loss of US$4.0 million in the first quarter of 2026 and a gain of US$0.3 million in the same period of 2025, respectively.

Loss before income tax expense in the second quarter of 2026 was US$92.2 million, compared to US$88.8 million in the first quarter of 2026 and US$10.3 million in the same period of 2025.

Equity in gains (losses) of equity investees in the second quarter of 2026 was a loss of US$4.1 million, compared to a gain of US$0.2 million in the first quarter of 2026 and nil in the same period of 2025.

Net loss in the second quarter of 2026 was US$97.6 million, compared to US$88.7 million in the first quarter of 2026 and US$11.1 million in the same period of 2025.

Non-GAAP adjusted EBITDA in the second quarter of 2026 was a loss of US$74.9 million, as compared to a loss of US$76.3 million in the first quarter of 2026 and a gain of US$25.3 million in the same period of 2025. For further information, please refer to "Use of Non-GAAP Financial Measures" in this press release.

Foreign currency translation adjustment, net of nil tax, in the second quarter of 2026 was a gain of US$3.8 million, compared to a gain of US$5.2 million in the first quarter of 2026 and a gain of US$1.4 million in the same period of 2025, respectively.

Basic and diluted net loss per American depositary share (“ADS”) in the second quarter of 2026 was US$0.13. In comparison, basic and diluted net loss per ADS in the first quarter of 2026 was US$0.13, while basic and diluted net loss per ADS in the same period of 2025 were US$0.03. Each ADS represents 15 of the Company's Class A ordinary shares.

As of June 30, 2026, the Company held Cryptocurrency assets with a fair value of US$47.0 million and Cryptocurrency receivable with an aggregate fair value of US$70.9 million, respectively. Cryptocurrency assets primarily consist of 698.5 bitcoins owned by the Company. Cryptocurrency receivable consists of 1,117.0 bitcoins pledged for secured term loans and 100.0 bitcoins transferred to a fixed-term product. The classification of cryptocurrency receivable as current assets is consistent with the corresponding secured term loans. As of June 30, 2026, the Company held a total of 1,915.5 bitcoins.

As of June 30, 2026, the Company had cash of US$66.0 million, compared to US$80.8 million as of December 31, 2025.

Accounts receivable, net as of June 30, 2026, were US$1.7 million, compared to US$19.3 million as of December 31, 2025. Accounts receivable were mainly due to an installment policy implemented for some major customers who meet certain conditions.

Investment in equity investees as of June 30, 2026, was US$11.8 million.

ADSs Outstanding

As of June 30, 2026, the Company had a total of 690,594,191 ADSs outstanding, each representing 15 of the Company’s Class A ordinary shares.

Recent Developments

Share Repurchase Program Using Portion of Digital Asset Treasury

On December 17, 2025, the Company announced that its board of directors had renewed a share repurchase program authorizing the repurchase of up to US$30 million of its outstanding ADSs or Class A ordinary shares over a 12-month period beginning December 12, 2025 (the “Share Repurchase Program”). Repurchases may be made through open-market transactions, privately negotiated transactions, block trades, or a combination thereof, subject to market conditions and regulatory requirements.

On August 4, 2026, the Company announced that it had been authorized to monetize a portion of its digital asset treasury to fund repurchases under the Share Repurchase Program, reflecting a disciplined capital allocation approach that balances active treasury management with the Company’s long-term commitment to maintaining a strategic digital asset treasury.

In late August, the Company sold 3,952 ETH and 54 Bitcoins, generating approximately US$13.9 million in cash, a portion of which was used for share repurchases. The Company repurchased approximately 2.8 million ADSs for about US$2.0 million in the first half of 2026 and an additional 13.6 million ADSs for approximately US$5.4 million in late August.

As of September 8, 2026, the Company had repurchased approximately 16.4 million ADSs for a total consideration of US$7.4 million under the Share Repurchase Program.

The sale of a portion of the Company’s digital assets does not represent a change in its long-term digital asset strategy.

At-the-Market Offering ("ATM") Program

On October 24, 2025, the Company established a new ATM equity offering program to replace the prior program, which had expired. The renewal was intended to broaden banking relationships and enhance financial flexibility for future growth initiatives.

The Company has not made any sales under the ATM Program since the beginning of the second quarter of 2026 to date.

Business Outlook

For the third quarter of 2026, the Company expects total revenues to be in the range of US$11 million to US$15 million, reflecting the near-term market conditions and evolving customer dynamics, which are subject to change.

The Company will continue to closely monitor the global policy environment and market developments, and may revise or update its outlook as appropriate, based on future clarity and business visibility.

Conference Call Information

The Company’s management team will hold a conference call at 8:00 A.M. U.S. Eastern Time on September 8, 2026 (or 8:00 P.M. Singapore Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Canaan Inc. Second Quarter 2026 Earnings Conference Call
Registration Link:	https://register-conf.media-server.com/register/BI95b35b81eafb40488eff6d3e49635cc0

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a unique access PIN, which can be used to join the conference call.

A live and archived webcast of the conference call will be available at the Company’s investor relations website at investor.canaan-creative.com.

About Canaan Inc.

Established in 2013, Canaan Inc. (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production, and software services. Canaan has extensive experience in chip design and streamlined production in the ASIC field. In 2013, Canaan’s founding team shipped to its customers the world's first batch of mining machines incorporating ASIC technology under the brand name Avalon. In 2019, Canaan completed its initial public offering on the Nasdaq Global Market. To learn more about Canaan, please visit https://www.canaan.io/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.'s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.'s beliefs and expectations, such as expectations with regard to revenue or mining hash rate deployment, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, the ability of the Company to execute against its goals, financial condition and results of operations; the expected growth of the bitcoin industry and the price of bitcoin; the Company's expectations regarding demand for and market acceptance of its products, especially its bitcoin mining machines; the Company's expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company's investment plans and strategies, fluctuations in the Company's quarterly operating results; competition in its industry; changing macroeconomic and geopolitical conditions, including evolving international trade policies and the implementation of increased tariffs, import restrictions, and retaliatory trade actions; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

In evaluating Canaan's business, the Company uses non-GAAP measures, such as adjusted EBITDA, as supplemental measures to review and assess its operating performance. The Company defines adjusted EBITDA as net loss excluding income tax (benefit) expenses, interest income, interest expense, depreciation and amortization expenses, share-based compensation expenses, impairment on property, equipment and software, change in fair value of financial instruments other than derivatives and excess of fair value of convertible preferred shares. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools and investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. One of the key limitations of using adjusted EBITDA is that it does not reflect all of the items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

Investor Relations Contact

Canaan Inc.
Xi Zhang
Email: IR@canaan-creative.com

Christensen Advisory

Christian Arnell

Email: canaan@christensencomms.com

Media Contact

BlocksBridge Consulting
Jesse Colzani
Email: canaan@blocksbridge.com

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(all amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of June 30,
	2025	2026
	USD	USD
ASSETS
Current assets:
Cash	80,778	66,006
Accounts receivable, net	19,290	1,725
Inventories	180,816	128,835
Prepayments and other current assets	99,243	83,134
Cryptocurrency receivable, current	52,699	29,139
Held-for-sale assets, current	464	1,713
Total current assets	433,290	310,552
Non-current assets:
Cryptocurrency	83,339	47,019
Cryptocurrency receivable, non-current	35,133	41,786
Investment in equity investees	-	11,790
Property, equipment and software, net	44,028	27,388
Intangible asset	689	583
Operating lease right-of-use assets	2,880	2,090
Deferred tax assets	191	197
Other non-current assets	489	3,835
Non-current financial investment	2,845	1,000
Total non-current assets	169,594	135,688
Total assets	602,884	446,240
LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term loans	28,515	23,888
Accounts payable	25,600	15,455
Contract liabilities	9,317	4,107
Income tax payable	11,403	11,832
Accrued liabilities and other current liabilities	54,548	51,986
Operating lease liabilities, current	1,706	1,228
Total current liabilities	131,089	108,496
Non-current liabilities:
Long-term loans	23,731	34,901
Operating lease liabilities, non-current	948	481
Deferred tax liability	117	99
Other non-current liabilities	9,631	9,557
Total liabilities	165,516	153,534
Shareholders’ equity:
Class A Ordinary shares (US$0.00000005 par value; 999,643,050,556 authorized, 10,431,482,973 and 11,237,922,873 shares issued, 9,703,445,043 and 10,557,490,218 shares outstanding as of December 31, 2025 and June 30, 2026, respectively)	1	1
Class B Ordinary shares (US$0.00000005 par value; 356,624,444 shares authorized, 311,624,444 shares issued and outstanding as of December 31, 2025 and June 30, 2026)	-	-
Treasury stocks (US$0.00000005 par value; 366,981,615 and 342,319,770 shares as of December 31, 2025 and June 30, 2026, respectively)	(37,172)	(20,255)
Additional paid-in capital	1,177,057	1,192,812
Statutory reserves	14,892	14,892
Accumulated other comprehensive loss	(56,653)	(47,632)
Accumulated deficit	(660,757)	(847,112)
Total shareholders’ equity	437,368	292,706
Total liabilities and shareholders’ equity	602,884	446,240

CANAAN INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(all amounts in thousands of USD, except share and per share data, or as otherwise noted)

	For the Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026
	USD	USD	USD
Revenues
Products revenue	71,923	42,863	13,630
Mining revenue	28,072	19,124	17,657
Other revenues	214	706	575
Total revenues	100,209	62,693	31,862
Cost of revenues
Product cost	(58,759)	(62,365)	(40,277)
Mining cost	(31,995)	(22,677)	(20,388)
Other cost	(149)	(557)	(530)
Total cost of revenues	(90,903)	(85,599)	(61,195)
Gross profit (loss)	9,306	(22,906)	(29,333)
Operating expenses:
Research and development expenses	(16,406)	(15,390)	(14,865)
Sales and marketing expenses	(4,472)	(1,195)	(1,909)
General and administrative expenses	(16,361)	(15,020)	(15,080)
Impairment on property and equipment	-	-	(9,220)
Gain on disposal of property, equipment and software	863	197	950
Total operating expenses	(36,376)	(31,408)	(40,124)
Loss from operations	(27,070)	(54,314)	(69,457)
Interest expense, net	(309)	(779)	(492)
Change in fair value of cryptocurrency	10,576	(24,913)	(9,298)
Change in fair value of financial instruments other than derivatives	(17,485)	-	-
Change in fair value of financial derivatives	23,440	(15,974)	(8,908)
Foreign exchange gains (losses), net	338	(3,997)	(3,040)
Other income (loss), net	225	11,198	(1,002)
Loss before income tax expenses	(10,285)	(88,779)	(92,197)
Income tax expense	(773)	(190)	(1,263)
Equity in gains (losses) of equity investees	-	221	(4,147)
Net loss	(11,058)	(88,748)	(97,607)
Foreign currency translation adjustment, net of nil tax	1,376	5,182	3,839
Total comprehensive loss	(9,682)	(83,566)	(93,768)
Weighted average number of shares used in per share calculation:
— Basic	5,994,860,758	10,371,318,890	10,847,269,108
— Diluted	5,994,860,758	10,371,318,890	10,847,269,108
Net loss per share (cent per share)
— Basic	(0.18)	(0.86)	(0.90)
— Diluted	(0.18)	(0.86)	(0.90)
Share-based compensation expenses were included in:
Cost of revenues	80	89	86
Research and development expenses	1,363	668	620
Sales and marketing expenses	59	43	29
General and administrative expenses	4,670	3,815	3,808

The table below sets forth a reconciliation of net loss to non-GAAP adjusted EBITDA for the period indicated:

	For the Three Months Ended
	June 30, 2025	March 31, 2026	June 30, 2026
	USD	USD	USD
Net loss	(11,058)	(88,748)	(97,607)
Income tax expense	773	190	1,263
Interest expense, net	309	779	492
EBIT	(9,976)	(87,779)	(95,852)
Depreciation and amortization expenses	11,657	6,816	7,193
EBITDA	1,681	(80,963)	(88,659)
Share-based compensation expenses	6,172	4,615	4,543
Impairment on property, equipment and software	-	-	9,220
Change in fair value of financial instruments other than derivatives	17,485	-	-
Non-GAAP adjusted EBITDA	25,338	(76,348)	(74,896)